[IAC/InterActive Corp Letterhead]

June 5, 2013

Via EDGAR and Courier

Mara L. Ransom

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	IAC/InterActiveCorp
Registration Statement on Form S-4
Filed May 3, 2013
File No. 333-188348

Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 000-20570

Dear Ms. Ransom:

Set forth below are the responses of IAC/InterActiveCorp (“IAC” or the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated May 29, 2013 and your voicemail (the “Voicemail”) to Kathryn Gettles-Atwa, special counsel to the Company, on May 29, 2013, regarding the Company’s Registration Statement on Form S-4 (the “Registration Statement”) and Annual Report on Form 10-K (the “Annual Report”).  In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and we have forwarded to the attention of Mr. Charles Lee six courtesy copies of such Amendment No. 1 marked to show changes from the Registration Statement as filed on May 3, 2013.  Capitalized terms used but not defined herein have the meanings specified in Amendment No. 1 or the Annual Report, as applicable.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company.  All page references in the responses set forth below refer to pages of Amendment No. 1 or the Annual Report, as applicable.

General

1.                                      Please confirm to us your understanding that all of our comments with respect to your Form 10-K for fiscal year ended December 31, 2012 must be resolved before the registration statement becomes effective.

Response:  The Company confirms that it will refrain from requesting acceleration of the effective date of the Registration Statement until such time as the Company resolves with the Staff all remaining comments on the Anuual Report.

2.                                      As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Response:  The Company respectfully confirms to the Staff that the offer will remain open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We further confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act of 1933, as amended (the “Securities Act”). The exchange offer is intended to expire at 5:00 p.m., New York City time, on the 21st business day from the date of commencement.

Information incorporated by reference, page ii

3.                                      Please update this section to specifically incorporate by reference the Form 10-Q you filed on May 8, 2013 and any other reports required to be incorporated by reference by Form S-4.

Response:  The Company has updated the Registration Statement to specifically incorporate by reference its Form 10-Q for the quarter ended March 31, 2013, filed with the Securities and Exchange Commission on May 8, 2013. Please see page ii of Amendment No. 1.

In addition, in response to the Staff’s comment delivered in the Voicemail, the Company has revised the disclosure on page ii of Amendment No. 1.

Market and industry data, page iv

4.                                      We note the phrase “we do not make any representations as to the accuracy of such information” in this section. Such phrase inappropriately implies that you are not responsible for disclosure that you have elected to include in the registration statement. Please revise such phrase to remove such implication.

Response:  The Company has revised Amendment No. 1 to delete the language referenced in the Staff’s comment. Please see page iv of Amendment No. 1.

Summary terms of the exchange offer, page 3

5.                                      We note that in the penultimate paragraph on page 4 of the letter of transmittal, you ask participants in the exchange offer to represent that it is “not engaged and does not intend to engage in…a distribution of the Exchange Notes.” Please add such representation as a separate bullet point to the litany of representations disclosed at the bottom of this page.

Response:  The Company has revised Amendment No. 1 to add this representation. Please see page 3 of Amendment No. 1.

Ratio of earnings to fixed charges, page 18

6.                                      Please provide the disclosure required by Item 503(d) of Regulation S-K for your fiscal quarter ended March 31, 2013. Please also file the exhibit required by Item 601(b)(12) of Regulation S-K.

Response:  The Company has updated Amendment No. 1 to provide the disclosure required by Item 503(d) of Regulation S-K. Please see page 18 of Amendment No. 1. The Company has also filed the exhibit required by Item 601(b)(12) of Regulation S-K. Please see Exhibit 12.1 to Amendment No. 1.

Item 22. Undertakings, page II-9

7.                                      Please include the undertaking required by Item 512(a)(6) of Regulation S-K.

Response:  The Company has revised Amendment No. 1 to provide the undertaking required by Item 512(a)(6) of Regulation S-K. Please see page II-10 of Amendment No. 1.

Exhibit 5.2

8.                                      Counsel must opine on the valid existence of People Media, LLC and cannot assume such valid existence. See Section II.B.1.e of Staff Legal Bulletin No. 19. Please revise.

Response:  In response to the Staff’s comment, the Company has filed a revised opinion as Exhibit 5.2 to Amendment No. 1.

Exhibit 5.3

9.                                      Counsel may not limit its opinion to a specific list of documents reviewed. In providing its opinion, counsel should consider, in addition to the specific list of documents reviewed, all other documents necessary for its opinion. Please revise the first full paragraph on page 2.

Response:  In response to the Staff’s comment, the Company has filed a revised opinion as Exhibit 5.3 to Amendment No. 1.

Exhibit 5.4

10.                               Please comply with comment 9 with respect to counsel’s opinion and revise the last two paragraphs on page 2.

Response:  In response to the Staff’s comment, the Company has filed a revised opinion as Exhibit 5.4 to Amendment No. 1.

Exhibit 23.2

11.                               Counsel must consent to being named in the prospectus under “Legal matters.” See Section IV of Staff Legal Bulletin No. 19. Please revise.

Response:  In response to the Staff’s comment, the Company has filed a revised opinion as Exhibit 5.2 to Amendment No. 1, which includes the consent to being named in the prospectus under “Legal matters.”

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Consolidated Financial Statements and Supplementary Data, page 41

Consolidated Statement of Cash Flows, page 47

12.                               We note that cash flows from financing activities attributable to continuing operations include cash retained attributable to the tax deductibility of excess tax benefits from stock-based awards. Please tell us how the excess tax benefits are classified in cash flows from operating activities and your consideration of separately presenting the excess tax benefits as an adjustment to reconcile earnings (loss) from continuing operations to net cash provided by operating activities attributable to continuing operations.

Response:  Excess tax benefits from stock-based awards are included within the change in “Income taxes payable” in the reconciliation of earnings (loss) from continuing operations to net cash provided by operating activities attributable to continuing operations in the consolidated statement of cash flows.  This classification is disclosed in “Note 4 — Income Taxes” in the Annual Report in the first sentence of the penultimate paragraph on page 56.

In future filings, we will include excess tax benefits from stock-based awards as a separate adjustment to reconcile earnings (loss) from continuing operations to net cash provided by operating activities attributable to continuing operations, if material, in the consolidated statement of cash flows.

Notes to Consolidated Financial Statements, page 48

Note 2 — Summary of Significant Accounting Policies, page 48

Redeemable Noncontrolling Interests, page 53

13.                               Please explain to us in detail why the embedded put arrangements are not accounted for as derivatives pursuant to ASC 815.

Response:  The embedded put arrangements are not accounted for as derivatives because they do not qualify as derivative instruments under ASC 815.  The put arrangements do not meet the definition of derivative instruments in ASC 815-10-15-83 because the put arrangements cannot be net settled.  The put arrangements do not provide for net settlement pursuant to their contractual terms (i.e., the terms implicitly or explicitly do not require or permit net settlement).  The exercise of each put arrangement requires physical settlement — the holder of the put right is required to deliver the underlying asset (i.e., the shares of the subsidiary) to the Company in exchange for cash upon exercise of the put.  In addition, there is no market mechanism that would allow for net settlement outside of the contract.  Finally, the physically settled put arrangements do not provide for delivery of assets that are readily convertible into cash.  The put arrangements relate to certain non-public subsidiaries and one publicly traded subsidiary — Meetic S.A.  The shares of the non-public subsidiaries are not readily convertible into cash by their nature.

The shares of Meetic S.A. are not readily convertible into cash because the public market for Meetic S.A.’s shares is not very active (ASC 815-10-15-130).  The average daily trading volumes for Meetic S.A. for the year and quarter ended December 31, 2012 were 1,956 and 1,230 shares, respectively.  There were 2.1 million shares subject to the Meetic S.A. put arrangements at December 31, 2012.  Because the number of Meetic S.A. shares to be delivered upon exercise of each put arrangement is large relative to the average daily trading volume (i.e., the market could not absorb the shares without significantly affecting the price), we do not consider the Meetic S.A. shares to be readily convertible into cash.

The put arrangements, therefore, are redemption features that do not require bifurcation and separate accounting as derivatives.  However, because of the embedded redemption feature, the noncontrolling interests must be accounted for as temporary or mezzanine equity in accordance with ASC 480-10-S99-3A.  Because the noncontrolling interests are redeemable at fair value, any adjustments to the carrying value of the redeemable noncontrolling interests are recorded as adjustments to additional paid-in capital and therefore do not affect earnings per share.

Note 11 — Long-Term Debt, page 68

14.                               Reference is made to your disclosure that the indenture governing the 2012 Senior Notes contains covenants that limit your ability and the ability of your subsidiaries to pay dividends or make other distributions. Please tell us your consideration of disclosing the amount of your retained earnings or net income restricted or free of restrictions as required by Rule 4-08(e)(1) of Regulation S-X. Please also tell us your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X and the condensed financial information prescribed by Rule 12-04 of Regulation S-X as required by Schedule I of Rule 5-04 of Regulation S-X.

Response:  The restrictions in the indenture governing the 2012 Senior Notes that may limit our ability and the ability of our subsidiaries to pay dividends or make other distributions become operative only in the event a default has occurred or the Company is not in compliance with the financial ratio set forth in the indenture.  As of December 31, 2012, there were no restrictions on the payment of dividends or other distributions.  Therefore, the disclosures required by Rule 4-08(e)(1) and Rule 4-08(e)(3)(i) and (ii) of Regulation S-X and the condensed financial information prescribed by Rule 12-04 of Regulation S-X as required by Schedule I of Rule 5-04 of Regulation S-X were not required and were not included in the Annual Report.  However, in response to the Staff’s comment, we will revise our disclosures in future filings to provide a more detailed description of the covenant restrictions and whether dividends or other distributions are restricted pursuant thereto.  The proposed future disclosure, based upon the Annual Report, which will be updated in future filings as appropriate, is set forth on Exhibit A hereto.  To the extent that there are restrictions related to the payment of dividends or other distributions in the future, we will make the disclosures required by the applicable Rules of Regulation S-X.

Note 15 — Segment Information, page 75

15.                               Please tell us your consideration of separately disclosing revenues attributed to individual foreign countries. Refer to ASC 280-10-50-41a.

Response:  For each of the years in the three year period ended December 31, 2012, no revenue attributable to any individual foreign country was considered material to the Company’s consolidated revenue.  We consider revenue attributable to an individual foreign country that is greater than 10% of the Company’s consolidated revenue to be material.  In preparing future filings, we will continue to evaluate revenue attributable to individual foreign countries and separately disclose revenue attributable to any individual foreign country that we consider material.

In addition, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*         *         *         *         *         *

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 314-7230 or Kathryn Gettles-Atwa, special counsel to the Company, at (212) 403-1142.

Sincerely yours,

/s/ JOANNE HAWKINS
Joanne Hawkins

cc:	Jeffrey W. Kip (Chief Financial Officer, IAC/InterActive Corp)

Kathryn Gettles-Atwa (Wachtell, Lipton, Rosen & Katz)

Charles Lee (U.S. Securities and Exchange Commission)
Lilyanna Peyser (U.S. Securities and Exchange Commission)
Adam Phippen (U.S. Securities and Exchange Commission)
William Thompson (U.S. Securities and Exchange Commission)

Exhibit A

Certain domestic subsidiaries have unconditionally guaranteed the 2012 Senior Notes. The indenture governing the 2012 Senior Notes contains covenants that would limit our ability and the ability of our subsidiaries to~~, among other things,~~ incur additional indebtedness, pay dividends or make other distributions~~,~~ and repurchase or redeem our stock in the event a default has occurred or we are not in compliance with the financial ratio set forth in the indenture.  As of December 31, 2012, the Company was in compliance with these covenants and there were no limitations pursuant thereto.  There are additional covenants that limit our ability and the ability of our subsidiaries to, among other things, make investments, sell assets, incur liens, enter into agreements restricting our subsidiaries’ ability to pay dividends, enter into transactions with affiliates and consolidate, ~~and~~ merge or sell all or substantially all of our assets.